SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                               (Amendment No. 5)

                        -----------------------------

                            PARLUX FRAGRANCES, INC.
                                (Name of Issuer)

    Common Stock, $0.01 par value per share               0000802356
        (Title of class of securities)                  (CUSIP number)

                            Daniel E. Stoller, Esq.
                    Skadden, Arps, Slate, Meagher & Flom LLP
                  Four Times Square, New York, New York 10036
                                 (212) 735-3000


            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                               December 22, 2006
            (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (However, see the Notes.)

                         (Continued on following pages)

                              (Page 1 of 5 Pages)

--------------------------------                --------------------------------
CUSIP No. 0000802356                   13D                     Page 2 of 5 Pages
--------------------------------                --------------------------------

-------------    ---------------------------------------------------------------
      1           NAME OF REPORTING PERSON                 Glenn H. Nussdorf
                  S.S. OR I.R.S. IDENTIFICATION NO.
                  OF ABOVE PERSON
-------------    ---------------------------------------------------------------
      2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a) [x]
                                                                         (b) [ ]
-------------    ---------------------------------------------------------------
      3           SEC USE ONLY
-------------    ---------------------------------------------------------------
      4           SOURCE OF FUNDS:                       PF
-------------    ---------------------------------------------------------------
      5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEM 2(d) OR 2(e):                             [ ]
-------------    ---------------------------------------------------------------
      6           CITIZENSHIP OR PLACE OF ORGANIZATION:        United States
--------------------------------------------------------------------------------
                      7              SOLE VOTING POWER:          1,962,629
  NUMBER OF
   SHARES
                 -----------       ---------------------------------------------
                      8              SHARED VOTING POWER:         250,00
BENEFICIALLY
   OWNED BY
                 -----------       ---------------------------------------------
                      9              SOLE DISPOSITIVE POWER      1,962,629
    EACH
 REPORTING
                 -----------       ---------------------------------------------
                      10             SHARED DISPOSITIVE POWER     250,000
PERSON WITH
-------------    ---------------------------------------------------------------
     11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY        2,212,629
                  REPORTING PERSON:

-------------    ---------------------------------------------------------------
     12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES:                                            [ ]

-------------    ---------------------------------------------------------------
     13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):      12.2%
-------------    ---------------------------------------------------------------
     14           TYPE OF REPORTING PERSON:                     IN
-------------    ---------------------------------------------------------------

--------------------------------                --------------------------------
CUSIP No. 0000802356                   13D                     Page 3 of 5 Pages
--------------------------------                --------------------------------

-------------    ---------------------------------------------------------------
      1           NAME OF REPORTING PERSON               Lillian Ruth Nussdorf
                  S.S. OR I.R.S. IDENTIFICATION NO.
                  OF ABOVE PERSON
-------------    ---------------------------------------------------------------
      2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a) [x]
                                                                         (b) [ ]
-------------    ---------------------------------------------------------------
      3           SEC USE ONLY
-------------    ---------------------------------------------------------------
      4           SOURCE OF FUNDS:                       PF
-------------    ---------------------------------------------------------------
      5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEM 2(d) OR 2(e):                             [ ]
-------------    ---------------------------------------------------------------
      6           CITIZENSHIP OR PLACE OF ORGANIZATION:          Delaware
--------------------------------------------------------------------------------
                      7              SOLE VOTING POWER:                 0
  NUMBER OF
   SHARES
                 -----------       ---------------------------------------------
                      8              SHARED VOTING POWER:         250,000
BENEFICIALLY
   OWNED BY
                 -----------       ---------------------------------------------
                      9              SOLE DISPOSITIVE POWER             0
    EACH
 REPORTING
                 -----------       ---------------------------------------------
                      10             SHARED DISPOSITIVE POWER     250,000
PERSON WITH
-------------    ---------------------------------------------------------------
     11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY
                  REPORTING PERSON:                               250,000

-------------    ---------------------------------------------------------------
     12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES:                                            [ ]

-------------    ---------------------------------------------------------------
     13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):      1.38%
-------------    ---------------------------------------------------------------
     14           TYPE OF REPORTING PERSON:                     IN
-------------    ---------------------------------------------------------------

         This Amendment No. 5 ("Amendment No. 5") is being filed by and on behalf of Glenn H. Nussdorf ("Mr. Nussdorf") and Lillian Ruth Nussdorf (collectively with Mr. Nussdorf, the "Nussdorfs"), and it amends the statement of beneficial ownership on Schedule 13D (the "Schedule 13D") filed on September 7, 2006, as amended by Amendment No. 1 filed on September 27, 2006, Amendment No. 2 filed on September 27, 2006, Amendment No. 3 filed on October 17, 2006 and Amendment No. 4 filed on November 21, 2006 with respect to the ownership of common stock, par value $0.01 per share ("Common Stock"), of Parlux Fragrances, Inc. ("Parlux" or the "Company"). Capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Schedule 13D, as previously amended.


ITEM 4.  Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by adding the following thereto:

         On December 22, 2006, Mr. Nussdorf filed a preliminary consent statement on Schedule 14A with the Securities and Exchange Commission in connection with his proposed solicitation of consents from the holders of Common Stock to (i) remove, without cause, all existing members of the Company's Board of Directors (the "Board") (and any person or persons, other than those elected pursuant to the consent solicitation, elected or designated by any of such directors to fill any vacancy or newly created directorships), and (ii) elect himself, Michael Katz, Joshua Angel, Anthony D'Agostino, Neil Katz and Robert Mitzman (each, a "Nominee") as the directors of the Company (or if any such Nominee is unable or unwilling to serve on the Board, any other person designated as a Nominee by Mr. Nussdorf).

         On December 22, 2006, Mr. Nussdorf sent a letter to the Secretary of the Company pursuant to Section 220 of the Delaware General Corporation Law and Rule 14a-7 under the Securities Exchange Act of 1934, as amended, demanding a copy of the Company's stockholders list and related materials. Also, on December 22, 2006, Mr. Nussdorf sent a letter to the Board requesting that the Board set a record date for determining the stockholders entitled to consent to corporate action in writing without a meeting in connection with Mr. Nussdorf's consent solicitation.

                                  SIGNATURES

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:  December 22, 2006




                                 /s/ Alfred R. Paliani
                                 -----------------------------------------------
                                 Glenn H. Nussdorf
                                 By: Alfred R. Paliani, duly authorized under
                                 previously filed Power of Attorney




                                 /s/ Alfred R. Paliani
                                 -----------------------------------------------
                                 Lillian Ruth Nussdorf
                                 By: Alfred R. Paliani, duly authorized under
                                 previously filed Power of Attorney